Mail Stop 4561

January 31, 2008

By U.S. Mail and facsimile to (910) 892-8059.

Lisa F. Campbell
Executive Vice President and Chief Financial Officer
New Century Bancorp, Inc.
700 West Cumberland Street
Dunn, NC 28334

      Re: New Century Bancorp, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Form 10-Q for the Period ended September 30, 2007
               File No. 000-50400

Dear Ms. Campbell:

We have reviewed your response filed with the commission on January 15, 2008 and have the following additional comment. We have limited our review to only the issues raised in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

1.   We have reviewed your response to our previous comment 1 in our letter dated December 31, 2007. It is unclear how you determined that the substance of the capital transactions in question should be characterized as stock splits in your financial statements for the following reasons:

- In each of three years ended December 31, 2004, you effected a 10% stock split, also characterized as stock dividends, thereby demonstrating a history of effecting minor stock splits. Paragraph 16 of Section B, Chapter 7 of ARB 43 states that "the frequent recurrence of issuances of shares, would destroy the presumption that transactions represented to be split-ups should be recorded as split-ups.

- Your description in the press release dated November 14, 2006 and included as an exhibit to Form 8-K filed on November 16, 2006, you state, in part, "We have experienced positive financial results and have grown to more than $500 million in assets... From the beginning our shareholders have been supportive, and this stock split is one way to show our appreciation." This statement, considered together with the remaining disclosure in your Form 8-K, indicates that you did not effect a stock split/dividend to reduce your stock price, but rather issued those shares as a reward of ownership of the stock, much like a monetary dividend.

- The data provided in your response letter was insufficient to support your conclusion that the changes to your stock price were solely due to the stock split/dividend and not a result of other factors.

Therefore, please provide additional information to support your determination that your stock issuances in both 2006 and 2004 should be characterized as stock splits and not stock dividends. Otherwise, please revise accordingly.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR and provide us with your proposed disclosures. You may wish to provide us with marked copies of the amendment, if applicable, to expedite our review.   Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in your future or amended filings, as appropriate, and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rebekah Moore at (202) 551-3463, or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief